ROBERTS & HENRY
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					May 31, 2005

Christian Sandoe
Securities and Exchange Commission
VIA EDGAR Correspondence

					Re: The Ehrenkrantz Trust
                                            File No: 811-04938

Dear Christian:

	This responds to the comments provided by you on May 16, 2005 with respect to the preliminary proxy statement filed by the referenced Fund.

	1.  Zip codes have been added throughout the materials.

	2.  The mailing date has been changed throughout the materials.

	3. "All Other Fees" has been added to the Audit Fee Table where it was cut-off in the margin.

	4. Language was added to clarify that "annual board approval" is required for the continuation of an advisory contract as well as the approval of a new advisory agreement.

	5. Language was added to clarify that the advisory agreement was last approved by shareholders on October 15, 2002.

	6. Language was added to clarify that the advisory fee is payable monthly in arrears.

	7. Language was added to clarify that the new advisory agreement contained no material changes from the former advisory agreement.

	8. The name and address of the Fund's administrator was added to the Information About the Fund section of the Proxy materials.

	9. The stock performance information and graph have been expanded to include yearly performance information expressed as a percentage.

	10. Preliminary language has been added to Proposal No. 2 to clarify the reasons shareholders are being asked to approve a new advisory agreement.

	Thank you for your comments, all of which have been incorporated into the definitive proxy materials.

        The Fund is responsible for the accuracy and adequacy of the disclosure in the filing.

	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing.

	The Fund may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the Federal Securities Laws.

				Sincerely,

				/s/ Thomas C. Henry
				Thomas C. Henry